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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

TELETOUCH COMMUNICATIONS, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
87951V 10 7
(CUSIP Number)
Eric Allen
c/o Stratford Capital Partners, L.P.
200 Crescent Court, Suite 1600
Dallas, Texas 75201
(214) 740-7300

copy to:

Christopher R. Rowley
Vinson & Elkins LLP
2001 Ross Avenue
Suite 3700
Dallas, Texas 75201-2975
(214) 220-7700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 24, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	87951V 10 7

1	NAMES OF REPORTING PERSONS: Stratford Capital Partners, L.P./ 75-0476592

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas, United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,610,000 Shares of Common Stock (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

2,610,000 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,610,000 Shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(1)	As described in Item 3 below, in connection with the reorganization of Progressive Concepts Communications, Inc., Stratford Capital Partners, L.P. acquired an aggregate 2,610,000 shares of common stock of Teletouch Communications, Inc. These shares are held of record by Stratford. The relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No.	87951V 10 7

1	NAMES OF REPORTING PERSONS: Stratford Capital GP Associates, L.P./ 75-2606990

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas, United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,610,000 Shares of Common Stock (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

2,610,000 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,610,000 Shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(1)	As described in Item 3 below, in connection with the reorganization of Progressive Concepts Communications, Inc., Stratford Capital Partners, L.P. acquired an aggregate 2,610,000 shares of common stock of Teletouch Communications, Inc. These shares are held of record by Stratford. The relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No.	87951V 10 7

1	NAMES OF REPORTING PERSONS: Stratford Capital Corporation /75-2612425

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas, United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,610,000 Shares of Common Stock (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

2,610,000 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,610,000 Shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

(1)	As described in Item 3 below, in connection with the reorganization of Progressive Concepts Communications, Inc., Stratford Capital Partners, L.P. acquired an aggregate 2,610,000 shares of common stock of Teletouch Communications, Inc. These shares are held of record by Stratford. The relationship of the parties filing this Schedule 13D is described in Item 2.

      This Amendment No. 1 to Schedule 13D is being filed jointly by Stratford Capital Partners, L.P., a Texas limited partnership (“Stratford”); Stratford Capital GP Associates, L.P., a Texas limited partnership and Stratford’s general partner (“Capital GP”); and Stratford Capital Corporation, a Texas corporation and the general partner of Capital GP (“Stratford Corp,” and together with Stratford and Capital GP, the “Filing Parties”), to amend and restated in its entirety Item 6 of the original Schedule 13D of the Filing Parties dated August 11, 2006 (the “Original Schedule 13D”) to reflect a contract, arrangement, understanding or relationship with respect to securities of the issuer. The cover page for each of the Filing Parties and Items 1, 2, 3, 4, 5 and 7 of the Original Schedule 13D remain unchanged.
      Unless otherwise indicated, capitalized terms used but not defined herein which are defined in the Original Schedule 13D shall have the meanings assigned to such terms in the Original Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
      On August 24, 2006, in connection with entering into the Exchange Agreement, Stratford and the Issuer entered into a Registration Rights Agreement pursuant to which Stratford has certain rights to include Common Stock held by it in certain registrations of securities of the Issuer under the Securities Act of 19933 that are to be sold for the account of the Issuer or security holders of the Issuer. These rights are subject to the exclusion of certain offerings for the account of the Issuer through August 10, 2008, and certain other customary exclusions, as well as reductions in the event that the managing underwriters for any underwritten offering advise that the inclusion of securities would have a material and adverse effect on the offering. The issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commission.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: August 25, 2006

STRATFORD CAPITAL PARTNERS, L.P.

By:	Stratford Capital GP Associates, L.P., its general partner

	By:	Stratford Capital Corporation, its general partner

		By:	/s/ Eric Allen

Eric Allen, General Counsel

STRATFORD CAPITAL GP ASSOCIATES, L.P.

By:	Stratford Capital Corporation, its general partner

	By:	/s/ Eric Allen

Eric Allen, General Counsel

STRATFORD CAPITAL CORPORATION

By:	/s/ Eric Allen

Eric Allen, General Counsel

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